May 13, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chris Edwards and Liz Walsh

Re:                 Bicycle Therapeutics Ltd.
Registration Statement on Form S-1
Filed April 26, 2019
CIK 0001761612

Dear Mr. Edwards and Ms. Walsh:

This letter is submitted on behalf of Bicycle Therapeutics Ltd (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on April 26, 2019 (the “Registration Statement”), as set forth in the Staff’s letter dated May 7, 2019 addressed to Lee Kalowski, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Registration Statement on Form S-1 filed on April 26, 2019

Description of American Depositary Shares, page 212

1.              We note the revised disclosure regarding the waiver of jury trial provision in page 223 of your registration statement.  Please further revise your disclosure to address any questions as to enforceability of such waiver and to state that, by agreeing to the terms of the deposit agreement, investors will not be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 69 and 235 of Amendment No. 1 in response to the Staff’s comment.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1483.

Sincerely,

/s/ James Xu
James Xu, Esq.

cc:                                Kevin Lee, Bicycle Therapeutics Limited

Lee Kalowski, Bicycle Therapeutics Limited

Kristopher D. Brown, Goodwin Procter LLP

Jonathan A. Schur, Goodwin Procter LLP

Divakar Gupta, Cooley LLP

Ryan Sansom, Cooley LLP

Richard Segal, Cooley LLP